July 8, 2019

Patrick J. Grismer
Chief Financial Officer
STARBUCKS CORP
2401 Utah Avenue South
Seattle, Washington 98134

       Re: STARBUCKS CORP
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed April 30, 2019
           File No. 000-20322

Dear Mr. Grismer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Item 1. Financial Statements (unaudited)
Notes to the Condensed Consolidated Financial Statements
Note 2. Revenue Recognition, page 11

1. We note your response to our prior comment number 3 however our comment was not intended to be specific only to license revenues. As previously requested, please disclose revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. We note from your footnote that beginning deferred revenue balance for 2019 was $906.6 million relating to your stored value card and loyalty program. Please disclose the related amount recognized during the period as well as any amortization of deferred revenue related to the Nestle royalty prepayment that was included in the beginning 2019 balance. Refer to ASC 606-10-50-8.
2. We note your response to comment 5 however our comment was not intended to be specific to license revenues. In this regard, please revise your revenue footnote to
 Patrick J. Grismer
STARBUCKS CORP
July 8, 2019
Page 2
         include the disclosures required by ASC 606-10-65-1(i), including the related amounts of the income statement line items affected in the current reporting period by the application of the new revenue standard such as the accounting and reclassification of breakage income.
3. We note your response to comment 6. Please revise your disclosure to include your explanation of why recognition of the upfont payment of $7 billion on a straight-line basis over the economic life of the arrangement provides a faithful depiction of the transfer of goods or services pursuant to ASC 606-10-50-18.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePatrick J. Grismer                           Sincerely,
Comapany NameSTARBUCKS CORP
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Corporation Finance
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